Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (512) 428-1666
Necip Sayiner
Chief Executive Officer,
President and Director
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, Texas 78701

Re: Silicon Laboratories Inc.
         Definitive 14A
         Filed March 14, 2007
         File No. 000-29823

Dear Sayiner:

        We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

        In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

        If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Certain Relationships and Related Transactions and Director Independence, page 14</u>

<u>Policies and Procedures, page 14</u>

1. Please provide the information required by Item 404(b) of Regulation S-K. Describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

<u>Compensation Discussion and Analysis, page 18</u>

<u>Compensation Philosophy, page 18</u>

2. You indicate that the compensation arrangements for all named executive officers, except for the CEO, are based on the recommendations of the CEO to the compensation committee. Please revise your disclosure to further clarify the CEO's role in this regard. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

<u>Sources of Competitive Data, page 19</u>

3. With respect to the engagement of Aon Consulting and Watson Wyatt, please describe in greater detail the nature and the scope of their assignment and the material elements of the instructions and directions given to them with respect to the performance of their duties under the engagement. While you indicate that the consultant "assessed the competitiveness of [y]our executive compensation programs," this does not provide sufficient insight into the role of these entities in your compensation processes and procedures. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

4. You state that you use peer group information and rely on it to determine various elements of compensation. You should specify how each element of compensation relates to the data you have analyzed from the comparator companies. Your disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

<u>Elements of Compensation, page 19</u>

5. You have not provided a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Please disclose the specific items of company performance, such as those relating to adjusted operating income, corporate revenue, and gross margin and how your incentive awards are specifically structured around such performance goals. To the extent you believe that disclosure of

performance targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplementary analysis supporting your conclusion. You should provide detailed explanation for your conclusion as to competitive harm and also revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

6. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

7. Although you discuss your compensation philosophy and the objectives of your compensation program, your disclosure does not have sufficient analysis of how the committee determined specific levels of compensation and how decisions regarding each component of compensation affected determinations regarding other elements. For example, you do not disclose how you arrived at and why you paid the compensation awarded under the cash incentive plan and little, if any, disclosure relating to how you determined specific equity awards. Although you disclose the existence of a variety of factors the committee considered in determining the appropriate amount and mix of equity compensation, you do not discuss the specific quantitative or qualitative factors upon which the committee based its determinations. Please provide a complete analysis of the factors considered by the committee in ultimately approving specific pieces of each named executive officers' compensation package and analyze the reasons why the committee believes that the amounts paid are appropriate in light of the various items it considered in making specific compensation decisions. Please refer to Item 402(b)(1) of Regulation S-K and revise your disclosure accordingly.

8. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. We would expect to see a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive

officer are materially different than the other officers, this should be discussed on an individualized basis.

9. You provide disclosure relating to the various post-employment termination benefits starting on page 25. In the compensation discussion and analysis, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Cash Incentives, page 19

10. With respect to amounts awarded under the cash bonus plan, please revise your disclosure to address how the committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metric. We would expect to see disclosure addressing the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. Please refer to Item 402(b)(1)(v) of Regulation S-K.

11. Please discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Regulation S-K Item 402(b)(2)(vi).

Equity Incentives, page 20

12. It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A of Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing. Please give adequate consideration to the elements and questions set forth in this section of the Release when drafting the appropriate corresponding disclosure.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel